Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-177533

BMC SOFTWARE, INC.

FINAL TERM SHEET

February 8, 2012

Issuer:	BMC Software, Inc.

Security Type:	Senior Unsecured Notes

Size:	$500,000,000

Maturity:	February 15, 2022

Coupon (Interest Rate):	4.250%

Price to Public (Issue Price):	99.468%

Yield to Maturity:	4.316%

Spread to Benchmark Treasury:	+235 basis points

Benchmark Treasury:	2.000% due November 15, 2021

Benchmark Treasury Price and Yield:	100-09+ ; 1.966%

Interest Payment Dates:	February 15 and August 15 of each year, beginning on August 15, 2012

Redemption Provision:	In whole or in part, at any time, at the Issuer’s option, at the greater of (i) 100% of principal amount or (ii) discounted present value at the Treasury Rate plus 35 basis points

Net Proceeds to Issuer (before deducting offering expenses):	$494,090,000

CUSIP / ISIN:	055921 AB6 / US055921AB64

Trade Date:	February 8, 2012

Settlement Date:	February 13, 2012 (T+3)

Ratings:	Baa2 by Moody’s Investors Service, Inc. / BBB+ by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc.

Senior Co-Managers:	Barclays Capital Inc. RBS Securities Inc.

Co-Managers:	HSBC Securities (USA) Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC Citigroup Global Markets Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.